Exhibit 99.1

argenx receives second preclinical milestone payment

under its development agreement with AbbVie

June 28, 2018

Breda, the Netherlands/Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the achievement of the second of two preclinical milestones towards an investigational new drug (IND) filing for ARGX-115, triggering a further $ 10 million payment from AbbVie.

In April 2016, argenx entered into a development and exclusive license option agreement with AbbVie to develop and commercialize ARGX-115. Under the terms of that agreement, argenx has been responsible for conducting and funding all ARGX-115 research and development activities up to completion of IND-enabling studies.

Over the course of the past two years, argenx has been eligible to receive two preclinical milestones of $ 10 million each. The second milestone was achieved today.

About ARGX-115

ARGX-115 employs argenx’s SIMPLE Antibody™ technology and binds specifically to the protein glycoprotein A repetitions predominant (GARP), which plays a key role in the regulation of production and release of active transforming growth factor beta (TGF-β). ARGX-115 is believed to selectively limit the immunosuppressive activity of activated regulatory T-cells (Tregs), thereby stimulating the immune system to attack cancer cells. While the normal function of Tregs is to suppress certain compartments of the immune system to prevent self-directed immune responses through the release of active TGF-β, Tregs can also prevent the immune system from recognizing and suppressing pathogenic cells including cancer cells. We believe the selective inhibition of TGF-β release by Tregs is potentially superior to systemic inhibition of TGF-β activity or depletion of Tregs and may give rise to therapeutic products with an improved safety profile.

ARGX-115 was discovered under argenx’s Innovative Access Program with the de Duve Institute / Université Catholique de Louvain / WELBIO and exclusively licensed under a research and option agreement in 2013.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’ ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and the three antibody engineering technologies are designed to enable the expansion of the therapeutic index of the company’s product candidates.

www.argenx.com

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (US)

+1 518 424 4980

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should,” and include statements argenx makes concerning the intended results of its strategy and argenx’s advancement of, and anticipated clinical development and regulatory milestones and plans.  By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.